Ford Motor Company Proposal #5: Lobbying Expenditures Disclosure April 29, 2020 Dear Ford Motor Company Shareholders:

The Comptroller of the City of New York on behalf of the New York City Retirement Systems, and the Unitarian Universalist Common Endowment Fund LLC urge you to vote FOR Item 5 at the Ford Motor Company (“Ford”) shareholder meeting on May 14, 2020.

Our proposal—submitted in connection with our participation in the Climate Action 100+—asks Ford to prepare an annual report on the governance, management oversight, policies and expenditures related to federal and state lobbying. Specifically, the proposal calls on Ford to disclose:

1.	Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.
2.	Payments for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.
3.	Description of management’s decision-making process and the Board’s oversight for making payments described above. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

The proposal defines a “grassroots lobbying communication” as a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. “Indirect lobbying” is lobbying engaged in by a trade association or other organization of which Ford is a member. Both “direct and indirect lobbying” and “grassroots lobbying communications” include efforts at the local, state and federal levels. The proposal also asks that the report be presented to the Governance and Corporate Responsibility Committee and posted on Ford’s website.

This proposal aligns with one of three central pillars of the Climate Action 100+ agenda, to “Implement a strong governance framework which clearly articulates the board’s accountability and oversight of climate change.” Through the Climate Action 100+ initiative, more than 450 investors with over $40 trillion in assets are asking high GHG emitting companies to curb emissions, improve governance and strengthen climate-related financial disclosures, including aligning their lobbying with the goals of the Paris Agreement. Specifically, investors are asking all focus companies: “Has the board developed monitoring systems to ensure consistency between its policy positioning (including those of trade associations to which it belongs) and implementation of the objectives of the Paris Agreement at global, regional, national and sub-national levels?”

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Distinction between lobbying and election spending

This proposal specifically addresses the Company’s lobbying activities, not its involvement in elections and campaigns for political office. Yet in the Company’s opposition statement, it points to its dramatically improved rating from the Center for Political Accountability (CPA) as reason to vote against this proposal. Indeed, Ford’s score on the Zicklin Index improved from 21 to 80 between 2018 and 2019, which is commendable. But the opposition statement conflates electoral and lobbying spending and implies that the CPA recognition is for lobbying disclosure as well as election spending. It is not.

Ford spends significant funds on lobbying

Ford spent $51.4 million from 2010 - 2019 on federal lobbying.1 This figure does not include lobbying expenditures to influence legislation in states, where Ford also lobbies but disclosure is uneven or absent. For example, Ford spent $3.6 million on lobbying in California from 2010 - 2019.

Ford’s lobbying disclosure is lacking

Ford’s report on political contributions has significant deficiencies, including on its lobbying activities:

•	Its Report of 2019 U.S. Political Activity[2] lists only 13 trade associations. Because Ford provides no criteria or inclusion, there is no way to whether the list is comprehensive.
•	The report does not list the dollar amounts paid to these organizations, nor the non-deductible amounts.
•	The report lists 527 organizations (nonprofits organized to influence elections) and 501c4 social welfare groups with amounts paid to them. But as with the trade associations, the criteria for inclusion are not stated, so there is no way to know if the list is comprehensive.
•	Ford’s policy on political contributions is referenced in the report and quoted in part, but the full policy is not available on the company website.
•	There is very little information provided about oversight of its lobbying activity. Does the board have any role? Is there a committee responsible for oversight? There’s also very little about management oversight.
•	The amounts spent on lobbying are not reported. Instead there is a link to the House of Representatives site where one can search the database. A search for Ford’s 2019 expenditures yields 540 entries. This is far from being transparent. Ford should have a report that summarizes amounts spent at the federal and state levels.
•	The report does not compare company public policy positions to those promoted by its trade associations nor explain what Ford is doing about significant discrepancies. Shell and other companies are now doing this.
•	The Company’s disclosure of state lobbying expenditures is incomplete and inconsistent in the information provided for each state.

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1 https://www.opensecrets.org/orgs/summary?id=D000000182

2 https://tinyurl.com/ulrqtts

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Information sought by investors

We urge Ford to add to its website, under the Political Contributions and Expenditures Policy section, additional details on lobbying activities and expenditures. The present policy provides a helpful and full description of election-related spending and oversight. However, it does not provide similar reporting on lobbying disclosure and public policy advocacy. Here is what investors seek to understand about Ford’s lobbying:

1.	Consistency between the Company’s lobbying on one hand and its corporate strategy and business interests on the other.
2.	Clear, high-level presentation of federal, state, and local lobbying expenditures. Strict adherence to federal and state regulations is assumed, but a link to federal and state filings is not sufficient.
3.	Transparency on “dark money”; that is, contributions to trade associations and grassroots lobbying campaigns where donors are not identified. Companies should disclose amounts contributed to such organizations and the amount that is not deductible (i.e. spent on lobbying activities).
4.	Clarity on public policy positions and the lobbying priorities of the company.
5.	Transparency on inconsistencies between trade association positions and company positions and values.
a.	How the company addresses such inconsistencies; and
b.	Rationale for membership in trade associations that take positions at odds with the Company’s own.
6.	Management’s policies and procedures to insure strategic consistency.
7.	The board’s role in oversight of lobbying expenditures and priorities. Also, how the board fulfills this duty.

Investor support for lobbying transparency

Because of the reputational risk and potential damage to shareholder value, there is growing investor support worldwide for lobbying transparency from their portfolio companies.

•	Through the Climate Action 100+ initiative, over 300 investors managing $40 trillion are asking companies to align their lobbying with the goals of the Paris Agreement.
•	In the fall of 2019, 200 institutional investors with a combined $6.5 trillion in assets under management issued a report entitled “Investor Expectations on Climate Lobbying” that called on companies to align their climate lobbying with the goals of the Paris Agreement. Specifically, the statement calls for companies to disclose their “direct and indirect lobbying on climate change policies” and “The company’s membership in, or support for, third party organizations that engage on climate change issues.”[3]

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3 https://www.ceres.org/news-center/press-releases/200-investors-call-us-companies-align-climate-lobbying-paris-agreement

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Corporate reputation is an important component of shareholder value

The failure of Ford to provide robust and complete disclosure of its lobbying activities and expenditures exposes it to potential reputational damage. In this age of social media, reputation is increasingly difficult to protect. A recent report from Deloitte says, “The Internet, consumer generated feedback and social media have created an environment in which seemingly modest transgressions can have widespread consequences, and where a single serious incident can cause long-term or perhaps terminal damage to a firm.”4

Since trade associations represent that they speak for their membership, there can be misalignment between trade association positions and company policy positions that creates reputational risk. Ford, along with several other auto manufacturers, has made an agreement with California to extend aggressive emissions standards. This bold stand, supported by many investors, could be undermined by trade associations of which Ford is a member that are pursuing conflicting policy goals.

The well-documented reputational risks of Ford’s lobbying and its inadequate lobbying disclosure policies highlight the critical need for Ford to improve its lobbying disclosures and increase transparency around its lobbying policies, procedures and spending details.

For all of the above reasons, we believe that Ford’s current lobbying disclosures are inadequate to protect shareholder interests. We urge you to vote FOR Item 5, the shareholder proposal requesting board oversight and disclosure of Ford’s lobbying expenditures.

Sincerely,

Scott M. Stringer New York City Comptroller	Timothy Brennan Unitarian Universalist Association

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the proponents are not able to vote your proxies, nor does this communication contemplate such an event. The proponents urge shareholders to vote for Item 5 following the instructions provided on management’s proxy mailing.

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4 https://www2.deloitte.com/content/dam/Deloitte/uk/Documents/corporate-finance/deloitte-uk-corporate-reputation.pdf

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